AS 3/15/02

02018853

VA 3-21-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 08 2002 143

SEC FILE NUMBER
8-42713

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURED CAPITAL CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 SANTA MONICA BLVD. SUITE 1400
(No. and Street)

LOS ANGELES (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS GOODMAN 310-477-9000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAHLERBRUCH ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

16530 VENTURA BLVD #628 ENCINO, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. MICHAEL VAN KONYNENBURG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURED CAPITAL CORP, as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL ZAIGER
Commission # 1283201
Notary Public - California
Los Angeles County
My Comm. Expires Nov 5, 2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURED CAPITAL CORP

TABLE OF CONTENTS
DECEMBER 31, 2001 AND 2000

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Secured Capital Corp

We have audited the accompanying balance sheets of Secured Capital Corp as of December 31, 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secured Capital Corp as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 2, 3, and 4 contain supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
February 21, 2002

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

SECURED CAPITAL CORP

BALANCE SHEET
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current assets		
Cash (note 1)	$ 5,351,742	$ 4,238,816
Accounts receivable	1,146,508	1,342,800
Employee and other receivables	49,403	74,640
Prepaid expenses	199,307	151,670
Due from affiliates (note 6)	2,093,568	1,206,701
Total current assets	8,840,528	7,014,627
Property and equipment (notes 1 and 2)	738,718	810,139
Other assets	241,432	240,523
Total assets	$ 9,820,678	$ 8,065,289
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 4,183,648	$ 3,092,020
Total liabilities	4,183,648	3,092,020
Commitments and contingencies (note 3)	-	-
Stockholders' equity		
Common stock, par value $.01 per share, 900 shares authorized, 630 shares issued and outstanding	6	6
Additional paid in capital	89,272	89,272
Retained earnings	5,547,752	4,883,991
Total stockholders' equity	5,637,030	4,973,269
Total liabilities and stockholders' equity	$ 9,820,678	$ 8,065,289

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL CORP

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 Amount	%	2000 Amount	%
Revenue	$ 25,748,396	100.0	$ 22,973,467	100.0
Direct expenses				
Wages and employee benefits	14,186,882	55.1	12,008,927	52.2
Commissions	3,298,285	12.8	3,487,551	15.2
Printing	1,619,499	6.3	885,044	3.9
Travel and entertainment	1,061,469	4.1	1,197,608	5.2
Due diligence	289,387	1.1	366,628	1.6
Project inspections	172,415	0.7	93,043	0.4
Delivery	148,106	0.6	91,976	0.4
Asset servicing costs	86,444	0.3	111,002	0.5
Total direct expenses	20,862,487	81.0	18,241,779	79.4
Earnings from operations	4,885,909	19.0	4,731,688	20.6
General and administrative expenses (Schedule 1)	4,269,137	16.5	3,431,908	14.9
Income before other income and expense	616,772	2.5	1,299,780	5.7
Other income and (expense)				
Interest income	104,882	0.4	139,193	0.6
Loss on disposal of equipment	(19,647)	(0.1)	-	0.0
Income taxes	(38,246)	(0.1)	(41,753)	(0.2)
Total other income and (expense)	46,989	0.2	97,440	0.4
Net income	663,761	2.7	1,397,220	6.1
Retained earnings at the beginning of the year	4,883,991		3,872,763	
Purchase of treasury stock and retirement of other treasury stock held	-		(385,992)	
Retained earnings at the end of the year	$ 5,547,752		$ 4,883,991	

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL CORP

STATEMENT OF CASH FLOWS
DECEMBER 31, 2001 AND 2000

		2001		2000
Cash flows from operating activities				
Net income	$	663,761	$	1,397,220
Adjustments:				
Depreciation		397,011		155,078
Loss on abandonment of equipment		19,647		-
Changes in assets and liabilities:				
(Increase)/decrease in accounts receivable		196,292		(557,726)
(Increase)/decrease in employee receivable		25,237		56,621
(Increase)/decrease in prepaid expenses		(47,637)		(80,761)
(Increase)/decrease in due from affiliates		(886,867)		57,530
Increase/(decrease) in accounts payable and accrued expenses		1,091,628		360,869
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,459,072		1,388,831
Cash flow from investing activities				
Investments in equity securities		(6,000)		-
Deposits (made)/returned		5,091		(143,711)
Property and equipment purchased		(453,937)		(774,420)
Reimbursement for leasehold improvements		108,700		-
NET CASH USED BY INVESTING ACTIVITIES		(346,146)		(918,131)
Cash flow from financing activities				
Purchase of stock from shareholders		-		(348,271)
NET CASH USED BY FINANCING ACTIVITIES		-		(348,271)
NET INCREASE IN CASH		1,112,926		122,429
Cash at the beginning of the year		4,238,816		4,116,387
CASH AT THE END OF THE YEAR	$	5,351,742	$	4,238,816

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL CORP

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1: Summary of Significant Accounting Policies

History of the Business

Secured Capital Corp, the Company, was incorporated on February 26, 1990 for the purpose of providing real estate finance, mortgage brokerage, and advisory services to owners of real estate assets located in the United States.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of short term investments with original maturities of less than ninety days.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the double declining balance and straight-line methods for financial statement purposes and on the MACRS and straight-line methods for income tax purposes.

Investments

Investments in companies in which the Company has less than a 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Revenue Recognition

Revenue is recognized when the earnings process is complete.

SECURED CAPITAL CORP

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1: Summary of Significant Accounting Policies (continued)

Income Taxes

Only a small provision for income taxes has been made on the financial statements. Except for tax payable at the state and municipal level, which is subject to a reduced tax rate, Subchapter S corporations do not pay income taxes. Instead the net income or loss is allocated to the shareholders located in the United States.

Supplement Cash Flow Information

Cash paid for income taxes totaled $39,197 and $41,753 in 2001 and 2000, respectively. Cash paid for interest totaled $5,324 and $11,908 in 2001 and 2000, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Property and Equipment

The following is a summary of property and equipment - at cost less accumulated depreciation:

	2001	2000
Office equipment	$ 506,520	$ 570,456
Furniture and fixtures	332,949	294,880
Leasehold improvements	631,774	451,529
	1,471,243	1,316,865
Less accumulated depreciation	732,525	506,726
Total	$ 738,718	$ 810,139

NOTE 3: Commitments and contingencies

Minimum future lease payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2001 for each of the next five years and in the aggregate are:

2002	$ 884,080
2003	891,928
2004	890,228
2005	690,259
2006 and beyond	1,494,625
Total minimum future rental payments	$ 4,851,120

Rent paid in 2001 and 2000 totaled $888,727 and $627,231, respectively.

NOTE 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,165,580, which was $747,215 in excess of its required minimum net capital of $278,910. The Company's net capital ratio was 3.6 to 1.

NOTE 5: Fair Value of Financial Instruments

Cash and Cash Equivalents, Receivables and Payables

The carrying amount approximates fair value because of the short-term maturity of those instruments.

NOTE 6: Related Parties

The Company provides asset management services for various entities in which the Company's stockholders have invested. 2001 and 2000 revenue received from these related parties totaled $2,998,664 and $3,626,093 respectively.

The Company allocates a portion of its' salaries and overhead costs to related entities which operate in principal lines outside of the Company's United States business lines of real estate finance, mortgage brokerage and advisory services. 2001 and 2000 of salary and overhead costs allocated to related entities total $ 1,043,062 and $ 987,173 respectively.

The Company's stockholders control CCS Management, Inc., which, along with the Company, earns asset management incentive fees. Pursuant to a sub-servicing agreement, the Company paid CCS Management, Inc. $558,600 and $282,240 of asset servicing fees in 2001 and 2000, respectively.

In the normal course of business, the Company provides and receives non-interest bearing short-term loans to entities under common control. These loans will be repaid in 2002.

Note 7: Revenue Earned From Major Clients

The Company billed a significant portion of its services to three customers. During 2001, fees generated from these clients aggregated $4,569,642. At December 31, 2001, none of these fees generated from these clients were included in trade receivables.

Note 8: Uninsured Cash Balances

The Company maintains its cash balances in one bank that is insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances are approximately $5,546,417 and $4,135,258 at December 31, 2001 and 2000, respectively.

SECURED CAPITAL CORP

SCHEDULE 1
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 Amount	2001 %	2000 Amount	2000 %
Rent	$ 888,727	3.5	$ 627,231	2.7
Office supplies and expense	549,583	2.1	373,822	1.6
Depreciation	397,011	1.5	155,078	0.7
Other administrative expenses	367,786	1.4	305,045	1.3
Outside services and fees	328,488	1.3	258,213	1.1
Public relations and promotion	322,722	1.3	340,104	1.5
Advertising	239,288	0.9	225,807	1.0
Legal and accounting	210,162	0.8	460,510	2.0
Equipment rental	210,107	0.8	91,659	0.4
Telephone	201,574	0.8	172,718	0.8
Insurance	185,770	0.7	99,586	0.4
Dues and subscriptions	138,446	0.5	133,074	0.6
Parking	126,498	0.5	109,638	0.5
Postage and courier	102,975	0.4	79,423	0.3
Total general and administrative expenses	$ 4,269,137	16.5	$ 3,431,908	14.9

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL CORP

SCHEDULE 2
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL		
Stockholders' equity		$ 5,637,030
Less non-allowable assets:		
Receivables on advisory services	$ 1,146,508	
Employee and other receivables	49,403	
Prepaid expenses	199,307	
Due from affiliates	2,093,568	
Property and equipment, net of accumulated depreciaton	738,718	
Other assets	241,432	
		4,468,936
Net capital before haircuts		1,168,094
Haircuts on securities		
A. Money market		2,514
Net capital		$ 1,165,580
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 4,183,648
Total aggregate indebtedness		$ 4,183,648
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 278,910
Excess net capital		$ 886,670
Excess net capital at 1000%		$ 747,215
Ratio aggregate indebtedness to net capital		3.6 to 1

SECURED CAPITAL CORP

SCHEDULE 3
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net capital as reported in Company's part II (unaudited) FOCUS report	$	1,351,902
Adjustments		
Allowable asset excluded from Focus report, net of required haircut		123,164
Audit adjustment to accrued expenses		(309,486)
Net capital at December 31, 2001	$	1,165,580

SECURED CAPITAL CORP

SCHEDULE 4
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

EXEMPTIVE PROVISION

The Company claims an exemption for computation of reserve requirements and information for possession or control requirements according to the provisions of Rule 15c3-3(k)2.

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

Board of Directors
Secured Capital Corp

In planning and performing our audit of the financial statements and supplemental schedules of Secured Capital Corp for the year ended December 31, 2001, we considered its' internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
February 21, 2002